Exhibit 99.1

Fury Drills High-Grade Gold Extending Snake Lake Structure
840 Metres and Identifies New Mineralized Horizon

Toronto, Canada – May 18, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the results from four out of five drill holes into the Snake Lake structure one kilometre (km) east of the known resource at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec. Drill hole 21EC-018 intersected 94.1 g/t gold (Au) over 0.5m, extending high-grade mineralization 840 metres (m) down dip and drill hole 21SL-001 intersected 7.51 g/t gold over 2m, representing a 150m step-out from historical high-grade drill holes (Figure 1).

In addition, a new mineralized horizon between the Eau Claire and Snake Lake structures was identified in the volcanic package where intervals of 19.6 g/t gold over 0.5m and 2.85 g/t gold over 5m (21SL-001) were intersected. These intercepts are located in an area where quartz-feldspar porphyry dykes are associated with abundant quartz-tourmaline veining (Figure 2). This geological setting and style of mineralization is similar to the Eau Claire deposit. Results from the four exploration holes are listed below (Table 1).

“We are very pleased with these drill results, as they clearly indicate high-grade mineralization and the potential scale of the Snake Lake structure. The identification of a third horizon of mineralization significantly enhances this area’s ounce profile,” commented Mike Timmins, President and CEO of Fury. “We believe we are still in the early stages of revealing significant discovery opportunities at Eau Claire, our high hit rate and the presence of visible gold in the Snake Lake holes and in the current western extension drilling demonstrate the robustness of the project and prospectivity of the targets on trend.”

Table 1: Snake Lake Area Drill Results1

Hole ID	From	To	Length (m)	Au g/t
21EC-0102	1069.5	1071.0	1.5	6.43
21EC-016	No Significant Intersections
21EC-018	927.0	927.5	0.5	94.10
21SL-001	212.0	213.0	1.0	3.78
21SL-001	220.0	220.5	0.5	19.60
21SL-001	225.0	230.0	5.0	2.85
incl	227.0	228.0	1.0	8.51
21SL-001	371.5	373.5	2.0	7.51
incl	372.0	372.5	0.5	23.90
21SL-002	413.0	416.0	3.0	1.00
21SL-002	423.0	423.5	0.5	4.04
Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

1. These results include two Panel C holes (21EC-016 and 21EC-018).
2. Previously released; refer to news release dated March 30, 2021.

Three of the four reported drill holes and a pending drill hole from the Snake Lake structure have observed coarse grained visible gold associated with veining and alteration (Figures 3 and 4). In addition, recent resource expansion drilling at the Eau Claire deposit has intersected visible gold. Given the consistent presence of visible gold in core drilled this year, Fury has made the decision to switch to a larger diameter (HQ) drill core that will result in a 25% larger sample size. As well as switching to HQ drill core, the Company is directing the assay laboratories to adjust sample preparation to better account for the variability of coarse-grained gold analysis.

Snake Lake Exploration Drilling - Geology
The reported intercepts, located along the volcanic-sediment contact that characterizes the Snake Lake structure, of 94.10 g/t gold over 0.5m (21EC-018) and 6.43 g/t gold over 1.5m of (21EC-010) (previously reported – see news release dated March, 30, 2021), have increased the potential area of mineralization along the Snake Lake structure by 840m and 1,100m, respectively (Figure 1). Fury’s technical team is encouraged at the scale across which high-grade mineralization has been observed and believes the Snake Lake structure has the potential to deliver a potential discovery within 2km of Eau Claire.

The newly identified zone of mineralization is located 100m to 150m south of the Snake Lake structure and is hosted within mafic volcanic rocks with associated quartz-feldspar porphyry dykes and abundant quartz tourmaline veining over a 20m width, demonstrating a strong fluid pathway that has not been previously recognized. Fury’s technical team believes the identification of a third mineralized structure along the deposit trend at this early stage of the program suggests a high probability of discovering significant new zones of mineralization throughout the immediate project area.

“We are very impressed with our wide spaced first pass drill program along the Snake Lake structural corridor. The fact that we were able to expand the high-grade mineralized footprint with 1,100m and 840m step-outs clearly speaks to the mineral endowment of this area. The strength of the fluid pathways, in terms of alteration and vein intensity, and the consistently observed visible gold confirms our belief that significant ounces can be added to the project through continued exploration,” stated Michael Henrichsen, SVP Exploration of Fury.

www.furygoldmines.com

Figure 1: Illustrates the long section of the Snake Lake structure showing gold intersections located 1km east of the Eau Claire deposit.

www.furygoldmines.com

Figure 2: Illustrates a cross section of the Snake Lake structural corridor where new high-grade mineralization has been identified 840 metres down dip from historical drilling. Image also shows a new zone of mineralization, which has been identified 150 metres to south in the hanging wall of the Snake Lake structure.

www.furygoldmines.com

Eau Claire - Resource Expansion Drill Hole 2020 Example

Drill Hole 20EC-005 Mineralization Style

FURY GOLD MINES

20EC-005

VG
VG

B
B'
6.98 g/t Au over 1.2m
8.55 g/t Au over 0.38m
4.24 g/t Au over 0.77m
11.2 g/t Au over 0.47m
11.56 g/t Au over 6.04m
incl. 18.49 g/t Au over 3.45m
12.21 g/t Au over 1.32m
3.39 g/t Au over 1.69m
3.06 g/t Au over 5.1m
incl. 3.51 g/t Au over 3.4m
20EC-005
20EC-004
20 g/t Au over 0.87m
6.18 g/t Au over 0.87m
6.69 g/t Au over 4.6m
100 m

Quartz
Tourmaline
Carbonate
Pyrrhotite
Tourmaline
Visible Gold

Eau Claire
Snake Lake
B'
B

11.56 g/t Au over 6m
incl. 18.49 g/t Au over 3.45m

Mineralization hosted in quartz-tourmaline veins and amphibole biotote alteration

Visible gold is present

Figure 3: Illustrates coarse visible gold intersected within a zone of quartz tourmaline veining in resource expansion drill hole 20EC-005, which intersected 11.56g/t gold over 6 metres.

www.furygoldmines.com

Snake Lake Drilling

Critical Vein Densities Over 5 - 20 Metres

21SL-001

VG
VG

A
A'
ER17-798
6.62 g/t Au over 2m
Trenching highlights
20.0 g/t Au over 2.0m
incl. 67.9 g/t over 0.5m
5.15 g/t Au over 1.5m
incl. 14.1 g/t over 0.5m
21SL-003
21SL-001
21SL-002
ER16-592
12.2 g/t Au over 1.5m
2.38 g/t Au over 6.7m
incl. 4.88 g/t Au over 2.1m
21SL-001
19.6 g/t Au over 0.5m (VG @ 220m)
2.85 g/t Au over 5m
incl. 8.51 g/t Au over 1m
3.78 g/t Au over 1m (VG @ 212m)
ER17-796
13.24 g/t Au over 2.65m
1.21 g/t Au over 6m
incl. 4.56 g/t Au over 1.05m
Newly Identified Horizon
21SL-001
7.5 g/t Au over 2m
21SL-002
1 g/t Au over 3m
4.04 g/t Au over 0.5m
(VG @ 410-416m)
21SL-003
Results pending
(VG @ 410-416m)
500 m
Eau Claire
Strcuture
Snake Lake
Strcuture

21SL-002

VG
VG

A'
Eau Claire
Snake Lake
Resource
projected
on surface
A

21SL-003

VG

Figure 4: Illustrates vein densities and observed visible gold within quartz-tourmaline veining in the Snake Lake drill holes that represent 150- to 300-metre step-outs from historical high-grade drilling.

www.furygoldmines.com

Eau Claire Technical Disclosure
Analytical samples from the 2020 and 2021 program were taken by sawing NQ diameter core into equal halves on site with one half being sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical drill samples at Snake Lake were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or “forward-looking statements” within the meaning of applicable Canada and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may", “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. Forward-looking statements are statements that include implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release include information relating to: Fury's exploration drill programs at its Eau Claire deposit, including with respect to the new zone of mineralization between the Eau Claire and Snake Lake structures and the potential for a new deposit; and the future growth and development of Fury’s mineral properties.

www.furygoldmines.com

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Mineral Reserves. The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

- End -

www.furygoldmines.com